FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2004

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant’s press release from September 14, 2004, announcing that Registrant has entered into its first SkyEdge contract with Optus.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: September 14, 2004

Gilat Announces First SkyEdge Contract with Australia’s Optus

Existing Gilat based networks to be upgraded to expand Optus’ support for satellite-based distance learning,health, rural broadband and corporate solutions

Petah Tikva, Israel, 14 September, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF) announced today an agreement to supply Australia’s second largest telecommunications company, SingTel –Optus, with a SkyEdge hub and remote sites for the expansion of Optus’s already existing Gilat networks, which will be upgraded to SkyEdge as well. SkyEdge is Gilat’s recently announced revolutionary, unified platform supporting a variety of applications and topologies including mesh, star and multi-star. The introduction of the system represents a major step forward in VSAT technology. The agreement with Optus is the first SkyEdge contract to be announced following a successful beta phase. The deployment and upgrade of the network is expected to be completed in Q4 of 2004.

Optus operates two-way satellite services throughout Australia and New Zealand based predominantly on Gilat’s 360 and 360E systems, which will now be expanded to SkyEdge as well. The existing Gilat network is already being used by Optus to deliver distance-learning services to small rural towns and isolated homesteads in New South Wales (NSW) and across the Northern Territory (NT). The network will now be expanded to support additional distance learning applications, health, rural broadband for SOHO and SMEs as well as total solutions for corporations throughout Australia.

“We are pleased to continue our relationship with Gilat and are confident that this upgrade will enable us to improve the quality and range of services we supply to our customers,” said Warren Hardy, Managing Director of Optus Wholesale & Satellite.

Oded Sheshinski, Gilat’s Manager for Australia-Pacific, said “This agreement with Optus is a natural extension of the successful operation of our network in the past and Optus’s satisfaction with our technology, solutions and close customer support. We are pleased that the first network of our new SkyEdge Product family should be deployed by Optus which will benefit from the most advanced VSAT technology available and be able to continue to expand its offering of solutions to its customers throughout Australia and New Zealand.”

The SkyEdge Product Family: One system. A world of possibilities.

With the ability to support an endless array of applications in data, telephony and broadband IP all using the same hub, the SkyEdge product family represents a breakthrough in the industry. It is the first truly comprehensive satellite communications platform to deliver superior data, voice and video services over a single, powerful system.

The family consists of the SkyEdge System (the hub), and five VSAT products including:

—	SkyEdge™ Pro – Multi-service VSAT, supporting interactive data, mesh telephony, broadband IP and video, with plug-in cards architecture expanding the VSAT capabilities.

—	SkyEdge™ IP – IP Router VSAT, supporting interactive, broadband IP, VoIP and multicasting applications.

—	SkyEdge™Call – Telephony VSAT, supporting thin-route telephony applications.

—	SkyEdge™ Gateway – Trunking Solutions VSAT,providing mesh trunking solutions supporting digital telephony and IP data on demand trunking applications.

—	SkyEdge™ DVB-RCS – Enhanced Standard VSAT, fully supporting the DVB-RCS standard. Being much more than only a return link standard, this dual mode VSAT provides a unique real end to end standard solution for a satellite network operator with an arsenal of additional access schemes, embedded software and enhanced IP acceleration features for full flexibility and support in a complex IP environment.

Additional Information

For additional information including downloading product brochures, visit our website at the following link:
http://www.gilat.com/SkyEdge_Intro_Downloads.asp?Sbj=621

About SingTel Optus Satellite

SingTel Optus has more than 20 years experience as a satellite owner and operator combined with Australia’s largest fleet of domestic satellites. The SingTel Group’s fleet includes five satellites in orbit covering Australia, Tasmania, Norfolk Island, New Zealand, China and India, as well as limited coverage to Papua New Guinea, Cocos Island, Christmas Island, Lord Howe Island, Solomon Islands and East Timor. Following the successful launch of the C1 satellite in June 2003, Optus plans to launch two new satellites for Australia/New Zealand over the next few years. This expansion of the Optus fleet underpins Optus’ satellite business and secures its leadership position in the television broadcasting markets of Australia and New Zealand.

For further information about Optus satellite services visit
www.optusbusiness.com.au

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with close to 500,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact: Barry Spielman,
Director, Corporate Marketing
+972-3-9252201; barrys@gilat.com

Gilat Investor Contact:
Tim Perrott, (703) 848-1515
Tim.perrott@spacenet.com